Exhibit 21.1

KOPIN CORPORATION

SUBSIDIARIES OF KOPIN CORPORATION

The Registrant has the following wholly owned (“W”) and majority owned subsidiaries (“M”).

Subsidiary	Type	State of Incorporation	Fiscal Year End
VS Corporation	W	Delaware	December 27, 2025

Kopin Europe Limited	M	United Kingdom	December 27, 2025

Kopin Display Corporation	W	Delaware	December 27, 2025

Kopin Securities Corporation	W	Delaware	December 27, 2025

Kopin (HK), Ltd.	W	Hong Kong	December 27, 2025

e-MDT America Inc.	W	California	December 27, 2025

Kopin Software Ltd.	W	United Kingdom	December 27, 2025

Kopin Targeting Corporation	W	Delaware	December 27, 2025

Kopin Virginia, Inc.	W	Virginia	December 27, 2025